February 17, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

ING Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on February 2, 2011, for Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus – General Comments

1.

Comment:

The Staff requested that the Registrant provide the proposed legend disclosure for the summary prospectus before the prospectus prints as it is the Staff’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not to shareholder reports.

Response:

Included below is the Registrant’s legend disclosure for the summary prospectus:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated February 28, 2011, and the audited financial statements on pages _____ of the Fund’s shareholder report dated October 31, 2010 are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

ING Alternative Beta Fund - Prospectus

Item 3 – Fee Table

2.

Comment:

The Staff commented that with respect to the Annual Fund Operating Expenses table, the Administrative Services Fee should not be a separate line item. The Staff requested that since normally, the Administrative Services Fee is included as part of the Management Fee or Other Expenses, that the Administrative Services Fee should be included as a separate “sub” line item of the expense it is a part of.

Response:

The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

Item 4 – Principal Investment Strategies

3.

Comment:

With respect to any fund that lists “derivatives” as a possible investment type, the Staff commented that the Registrant should also identify each type of derivative in which the fund is proposed to invest as well as how the derivative will be used in a fund’s principal investment strategies. In addition to the current “Derivative Instruments” risk disclosure that describes the risk of derivatives in the aggregate, the Staff also commented that the Registrant should also provide risk disclosure with respect to each type of derivative in which a fund will invest based on how it will be used in the fund’s principal investment strategies. The above requests comply with the guidance regarding derivatives disclosures in mutual funds registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:

The Registrant has revised the principal investment strategies of the Fund to reflect the purpose of its use of derivatives in the Fund’s principal investment strategies. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

Item 4 – Performance Information

4.

Comment:

The Staff requested that the Registrant remove the footnotes following the performance table and move it to a parenthetical or into the narrative preceding the table.

Response:

The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table and adding the information to the preceding paragraph would make the information confusing for investors.

ING Global Target Payment Fund - Prospectus

Item 4 – Principal Investment Strategies

5.

Comment:

The Staff requested that the Registrant disclose that a significant amount of the Fund’s assets will be invested outside of the United States.

Response:

The Fund is a fund-of-funds, which means it invests in other mutual funds. However, the underlying funds as a group invested in approximately 58 countries as of October 31, 2010.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Philip H. Newman, Esq.

Goodwin Procter LLP

Attachment A

February 17, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

ING Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:

Philip H. Newman, Esq.

Goodwin Procter LLP